SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 11, 2006

STMicroelectronics N.V.
(Name of Registrant)
39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___
Enclosure: STMicroelectronics N.V.’s First Quarter 2006:
•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders’ Equity and related Notes for the three months ended April 1, 2006; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the three months ended April 1, 2006 and Notes thereto included elsewhere in this Form 6-K and in our annual report on Form 20F for the year ended December 31, 2005 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 3, 2006 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in our annual report on Form 20-F for the year ended December 31, 2005 as filed with the SEC on March 3, 2006, as they may be updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.
Critical Accounting Policies Using Significant Estimates
     The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations”. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing capacity thresholds to determine costs to be capitalized in inventory; accruals for warranty costs; litigation and claims; valuation of acquired intangibles; goodwill; investments and tangible assets as well as the impairment of their related carrying values; restructuring charges; other non-recurring special charges and stock based compensation charges; assumptions used in calculating pension obligations and share-based compensation; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; and provisions for specifically identified income tax exposures. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.
     We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:
•	Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control.

We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.
Our customers occasionally return our products from time to time for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming we will repair or replace the non-conforming products or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered as probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions limit our liability to the sales value of the products, which gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. In the first quarter of 2006, we did not record any new specific provision related to bankrupt customers in addition to our standard provision of 1% of total receivables based on the estimated historical collection trends. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

•	Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At April 1, 2006, the value of goodwill amounted to $223 million.

•	Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. No impairment charges were recorded in the first quarter of 2006.
•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies and cost evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. No impairment charges were recorded in the first quarter of 2006.

•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We evaluate each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets or available evidence of obsolescence of an asset and strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected. Since a significant portion of our tangible assets are carried by our European affiliates and their cost of operations are mainly denominated in euros, while revenues primarily are denominated in U.S. dollars, the exchange rate dynamic may trigger impairment charges. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.
Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss.

•	Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but are charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

•	Share-based compensation. We have in the past accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and as such generally recognized no compensation cost for employee stock options. In December 2004, the FASB issued revised FAS No. 123, Share-Based Payment, or FAS 123R, which requires companies to expense employee share-based compensation for financial reporting purposes. Pro forma disclosure of the income statement effects of share-based compensation is no longer an alternative. We adopted FAS 123R early in the fourth quarter of 2005 to account for charges related to non-vested stock awards distributed to our employees. As a result, we are now required to value the current and any future employee share-based compensation pursuant to an option pricing model, and then amortize that value against our reported earnings over the vesting period in effect for those awards. Due to this change in accounting treatment of employee stock and other forms of share-based compensation, the share-based compensation expense is charged directly against our earnings. In order to assess the fair value of this share-based compensation through a financial evaluation model, we are required to make significant estimates since, pursuant to our plan, awarding shares is contingent on the achievement of certain financial objectives, including market performance and financial results. We are required to estimate certain items, including the probability of meeting the market performance, the forfeitures and the service period of our employees. As a result, we recorded in the first quarter of 2006 a total pre-tax charge of $4 million.

•	Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for our exiting activities or to dispose of our activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we continue to evaluate business conditions. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and have a material adverse effect on our results of operations or financial condition. In the first quarter of 2006, the amount of restructuring charges and other related closure costs amounted to $13 million before taxes. See note 7 to our Unaudited Interim Consolidated Financial Statements.
•	Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of April 1, 2006, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets or in our estimates of the valuation allowance, or in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We record provisions for anticipated tax audit issues based on our estimate that probable additional taxes will be due. We reverse provisions and recognize a tax benefit during the period if we ultimately determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded provision is less than what we expect the ultimate assessment to be.

•	Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We depend on patents to protect our rights to our technology” included in our Form 20-F, as may be updated from time to time in our public findings.

We record a provision when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside attorneys to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

We are currently a party to legal proceedings with SanDisk.

On October 15, 2004, SanDisk filed a complaint against us with the United States International Trade Commission (the “ITC”) with respect to certain NAND memory products, alleging patent infringement and seeking an order excluding our NAND products from importation into the United States. On November 15, 2004, the ITC instituted an investigation against us in response to the complaint. On October 19, 2005, Administrative Law Judge Paul J. Luckern, in his Initial Determination, ruled that our NAND products do not infringe on the asserted SanDisk patent, and that there was no violation of Section 337 of the U.S. Tariff Act of 1930. On December 5, 2005, the ITC confirmed its initial decision. SanDisk has appealed the decision to the United States Court of Appeals for the Federal Circuit. No impact on our financial statements resulted from this recent decision.

On October 15, 2004, SanDisk also filed a complaint for patent infringement, and declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleges that our products infringe a SanDisk U.S. patent and seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. By order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim pending a final determination in the ITC action discussed above. On January 20, 2005, the court issued an order granting our motion to dismiss the declaratory judgment causes of action. SanDisk has appealed the order to the United States Court of Appeals for the Federal Circuit.

On February 4, 2005, we filed two complaints for patent infringement against SanDisk with the United States District Court for the Eastern District of Texas. The complaints allege that SanDisk products infringe seven of our U.S. patents. On April 22, 2005, SanDisk filed a counterclaim against us alleging that our products infringed two SanDisk patents. We anticipate that the first trial will be held during the second quarter of 2006 and that the second trial will be held during the third quarter of 2006.

On March 28, 2005, SanDisk filed a complaint for declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. On April 11, 2005, SanDisk voluntarily dismissed the case.

On October 14, 2005, we filed a complaint against SanDisk and its current CEO Dr. Eli Harari before the Superior Court of California, County of Alameda. SanDisk removed the matter to the United States District Court for the Northern District of California. The complaint seeks, among other relief, assignment of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. We are the successor to Waferscale Integration, Inc. by merger.

On January 10, 2006, SanDisk filed a complaint against us with the ITC with respect to certain NAND and NOR memory products, alleging patent infringement and seeking an order excluding our NAND and NOR products from importation into the United States. On February 10, 2006, the ITC announced that it has instituted an investigation against us in response to the complaint. The hearing is scheduled for October of 2006. SanDisk filed corresponding complaints for patent infringement of the same patents in the United States District Court for the Northern District of California. Those matters were consolidated with the pending patent infringement action in the same court and stayed pending a final determination in this ITC action.

In addition, on January 31, 2006, we were informed that Tessera, Inc. (“Tessera”) has decided to add us, along with several other semiconductor companies, as a co-defendant to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices, Inc. and Spansion LLC in the United States District Court for the Northern District of California. Tessera is claiming that our ball grid array format semiconductor and multi-chip semiconductor packages infringe several patents owned by Tessera. It is difficult to predict the outcome of such litigation, and an adverse outcome could result in significant financial costs that may materially affect our results of operations. We anticipate that the trial will be held during the first quarter of 2008.

As of the end of the first quarter of 2006, based on our assessment there was no impact on our financial statements relating to the SanDisk or Tessera litigations. However, if we are unsuccessful in resolving these proceedings, or if the outcome of any other litigation or claim were to be unfavorable to us, we may incur monetary damages, or an injunction or exclusion order.

•	Pension and Post Retirement Benefits. Our results of operations and our balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the above assumptions can have an impact on our valuations.

•	Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.
Fiscal Year
     Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2006 lasted until Saturday, April 1, 2006. The second quarter of 2006 will end on July 1, and the third quarter of 2006 will end on September 30. The fourth quarter of 2006 will end on December 31, 2006. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.
Business Overview
     The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).
     Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies, sales and marketing channels. Since such date we report our sales and operating income in three segments:
•	the Application Specific Product Group (“ASG”) segment, comprised of three product lines – our Home, Personal and Communication Products (“HPC”), our Computer Peripherals Products (“CPG”) and our Automotive Products (“APG”). Our new HPC Sector is comprised of the telecommunications, audio and digital consumer groups. Our CPG products cover computer peripherals products, specifically disk drives and printers, and our APG products now comprise all of our major complex products related to automotive applications.

•	the Memory Products Group (“MPG”) segment, comprised of our memories and Smart card businesses; and

•	the Micro, Power, Analog (“MPA”) segment, comprised of discrete and standard products plus standard microcontroller and industrial devices (including the programmable systems memories (“PSM”) division); this segment was previously known as Micro, Linear and Discrete segment (“MLD”), but no change has occurred in the segments perimeter or organization.
     Based upon most recently published estimates, in the first quarter of 2006, semiconductor industry revenue increased year-over-year by approximately 7% for the TAM and by approximately 9% for the SAM. On a sequential basis, in the first quarter of 2006, the TAM and the SAM registered a decrease of approximately 1% and 2%, respectively.
     On a year-over-year basis, our first quarter 2006 net revenues increased by 13.5% to $2,364 million compared to $2,083 in the first quarter 2005. The primary driver of this increase was the Telecom market segment which grew more than 30%. Our year-over-year sales trend in the first quarter of 2006 was firmly above the TAM and the SAM.
     On a sequential basis, our net revenues decreased by 1.1% from $2,389 million in the fourth quarter 2005. Our revenues were negatively impacted by seasonal dynamics partially offset by growth in Automotive and Digital Consumer Applications. Our first quarter 2006 results were at the high end of the guidance released to the market anticipating a sequential variation between –1% and –7%, as Wireless Application experienced less seasonality than originally expected. Our sequential revenue performance remained close to the TAM and slightly above the SAM.
     In the first quarter of 2006, our effective exchange rate was €1 for $1.20, which reflects current exchange rate levels and the impact of certain hedging contracts, while in the first quarter of 2005, the effective exchange rate was €1 for $1.30. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates; see “Impact of Changes in Exchange Rates” below.
     Our gross margin for the first quarter of 2006 improved to 35.4%, compared to the 32.9% gross margin in the first quarter of 2005. The higher gross margin was mainly generated by the combined favorable impact of increased sales volumes, the strengthening of the U.S. dollar exchange rate against the other major international currencies, the improved product mix and manufacturing efficiencies that more than offset the decline in selling prices.
     On a sequential basis, our gross margin decreased from 36.5% in the fourth quarter of 2005 to 35.4% in the first quarter of 2006. This was the result of the combined effect of seasonal factors and a decline in selling prices, which were partially offset by improved product mix. Our first quarter margin performance was above the mid point of the guidance that indicated a gross margin of approximately 35.0% plus or minus 1 percentage point.
     Our combined selling, general and administrative expenses and research and development expenses did not show a significant variation on a year-over-year or sequential basis. However, in the first quarter of 2005, our operating expenses included one-time compensation and related charges of approximately $20 million granted by our Supervisory Board to our former and retired CEO and to a limited number of retired senior executive officers. In the first quarter of 2006, our operating expenses included $3 million in stock-based compensation expenses compared to the $9 million in the fourth quarter of 2005. As a result of our cost control initiatives, we were in a position to maintain a percentage-to-sales of 28.1% in the first quarter of 2006, a slight increase compared to the 27.7% in the fourth quarter of 2005, but a significant decrease from the 32.1% in the first quarter of 2005.
     “Other income and expenses, net” resulted in a net expense of $19 million, due to usual spending for start-up costs and patent costs, while research funding was lower than in prior periods mainly due to seasonal factors.
     In the first quarter 2006, we registered a charge of $13 million for impairment, restructuring charges and other related closure costs relating to our 150-mm restructuring plan and the 2005 workforce reduction plan. This amount is significantly lower than the $78 million costs incurred in the first quarter of 2005, but is in line with the $16 million recorded in the fourth quarter of 2005.
     The combined impact of these and other factors resulted in operating income of $140 million in the first quarter of 2006, which represented a significant improvement compared to operating loss of $68 million in the first quarter of 2005 and a decrease compared to operating income of $197 million in the fourth quarter of 2005.
     In the first quarter of 2006, we benefited from an interest income of $22 million, a strong increase compared to prior periods, which was mainly due to the favorable upward trend in the U.S. dollar interest rate on our available cash resources that have increased due to our recent refinancing.
     In the first quarter of 2006, we registered an income tax expense of $28 million compared to an income tax benefit of $31 million in the first quarter of 2005, which was mainly due to the reverse of certain tax provisions accrued in previous periods.
     In summary, our profitability during the first quarter of 2006 was favorably impacted by the following factors:
•	sales volume increase and improved product mix;

•	continuous improvement of our manufacturing performances;

•	limited impairment, restructuring charges and other related closure costs; and

•	net interest income.
     On the contrary, our profitability during the first quarter 2006 was negatively impacted by the following factors:
•	negative pricing trends due to a persisting overcapacity in the industry; and

•	negative amount of other income and expenses.
     We had a very solid start to the year with revenues coming in at the top end of our objectives. Our sequential sales performance benefited from growth in digital consumer and automotive as well as stronger wireless results than we initially expected. Furthermore, on a year-over-year comparison, our revenues grew on a double-digit basis, which we believe is a good indicator that 2006 will be a year of market share gains for us.
     Supporting our view is an expanding customer base and a stronger product pipeline for 2006, where we expect to introduce major new products for our key platforms in each quarter of the year. We are already seeing the first benefits of our new digital consumer offerings and looking ahead we plan to begin shipping our Nomadik multimedia processor to our first wireless customer in the second quarter of 2006. As planned, we expect to finish 2006 with a much improved product portfolio.
     In summary, we are continuing to execute our corporate performance roadmap, which we put in place a year ago, and are well on track with our corporate initiatives. These efforts are resulting in improved earnings per share and cash flow.
     These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note on Forward-Looking Statements” herein and “Item 3. Key Information–Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Business Outlook
     We believe that the semiconductor market will encounter a year of high single-digit growth compared to 2005, a healthy level that will allow for a continued expansion of our industry. For ST, we continue to see strong order flow. As a result, we expect sequential sales growth in the range of 2% to 8%. Additionally, we expect to see sequential improvement in our gross margin, although some of our progress will not be visible in our gross margin in the second quarter of 2006, largely reflecting the final period of 150-mm manufacturing inefficiencies as we phase out three fab lines. Therefore, we believe it is appropriate to set a gross margin objective of approximately 35.8% plus or minus 100 basis points for the second quarter of 2006.
     Our capital expenditures are still targeted to be $1.8 billion for 2006, with flexibility to modulate based on market conditions.
     This guidance is based on an effective currency exchange rate of $1.21 for €1.00, which reflects current exchange levels at the date of the forecast (approximately $1.21 for €1.00) combined with the impact of existing hedging contracts.
     These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note on Forward-Looking Statements” herein and “Item 3. Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Other Developments in the First Quarter of 2006
     As of January 1, 2006, we created our new “Greater China” region to focus exclusively on our operations in China, Hong-Kong and Taiwan and appointed Mr. Robert Krysiak as Corporate Vice-President and General Manager of Greater China.
     As of January 1, we renamed the Micro, Linear and Discrete Product Group (“MLD”) segment Micro, Power, Analog (“MPA”) segment to better reflect our efforts of developing high-end analog products and of consolidating our world leadership position in power applications, with full solutions centered around micro applications.
     On January 26, 2006, we announced the appointment of Jeffrey See as Corporate Vice President and General Manager of our worldwide back-end operations. Effective April 3, 2006, Mr. See took over his responsibilities. Mr. See will continue to be based in Singapore, close to where the largest part of our assembly and test production is located.
     On February 20, 2006, we inaugurated our new design and development facility in Greater Noida (India) and we announced our plans to invest $30 million in local operations over the next two years and to recruit 300 new engineers by the end of 2006.
     On February 23, 2006, we issued Zero Coupon Senior Convertible Bonds due 2016 representing total gross proceeds of $974 million. The amount due to bondholders upon redemption or at maturity based on the accreted value of the bonds will produce a yield equivalent to 1.5% per annum on a semi-annual bond equivalent basis. The bonds are convertible into a maximum of approximately 42 million of our underlying ordinary shares. The conversion price at issuing date is $23.19, based on the closing price of ordinary shares on the NYSE on February 14, 2006, plus a 30% premium.
     On March 13, 2006, we issued €500 million Floating Rate Senior Bonds due 2013 in the Euro Debt Capital Market. These bonds will pay interest quarterly at a rate equal to three-month Euribor plus 40 basis points.
     On March 29, 2006, we announced our intention to further expand our presence and support for the China market. In addition to our joint venture with Hynix in Wuxi and to supplement our existing plant in Shenzhen, we plan to invest $500 million to build our second back-end plant in China, which is expected to start production in the third quarter of 2008.

     Following the decision by the Compensation Committee of our Supervisory Board in April 2006, the number of shares granted under our 2005 stock-based compensation plan will be a maximum of approximately 2.7 million shares out of a maximum of 4.1 million non-vested shares granted to our employees and CEO in 2005. Indeed in April 2006, the Compensation Committee of our Supervisory Board determined that two out of the three predetermined criteria linked to company performance had been met.
     At our general meeting of shareholders held on April 27, 2006, our shareholders approved the following proposals of our Managing Board upon the recommendation of our Supervisory Board:
•	a cash dividend of $0.12 per share, equal to last year’s cash dividend distribution. The cash dividend distribution will take place in May 2006. On May 22, 2006, our common shares will trade ex-dividend on the three stock exchanges on which they are listed;

•	the reappointment of Mr. Doug Dunn for a new three-year term until the 2009 annual general meeting of shareholders and of Mr. Robert White for an additional one year-term until the 2007 annual general meeting of shareholders as well as the three-year term appointment of Mr. Didier Lamouche as a new Supervisory Board member in replacement of Mr. Francis Gavois whose mandate was up at this year’s annual shareholders meeting;

•	the approval of the main principles of the 2006 stock-based compensation plan for our employees and CEO. As part of such plan and specifically approved by the general meeting of shareholders, our President and CEO will be entitled to receive a maximum of 100,000 common shares;

•	the adoption of the compensation, including stock-based compensation, for members of our Supervisory Board; and

•	the delegation of authority to our Supervisory Board for five years to issue new shares, to grant rights, to subscribe for new shares and to limit and/or exclude existing shareholders’ pre-emptive rights.
Results of Operations
Segment Information
     We operate in two business areas: Semiconductors and Subsystems.
     In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart card products through our divisions, which include the production and sale of both silicon chips and Smart cards.
     We report our Semiconductor sales and operating income in three product segments:
•	Application Specific Product Group (“ASG”) segment, comprised of three product lines – Home, Personal and Communication Products (“HPC”), Computer Peripherals Products (“CPG”) and new Automotive Products (“APG”);

•	Memory Products Group (“MPG”) segment; and

•	Micro, Power, Analog (“MPA”) segment (previously known as Micro, Linear and Discrete segment; no change occurred in the segments perimeter or organization).
     Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.
     In the subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131).
     The following tables present our consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges.

	(unaudited)
	Three Months Ended
	April 1, 2006	April 2, 2005
	(in millions)
Net revenues by product segments:
Application Specific Product Group	$1,317	$1,188
Micro, Power, Analog	491	457
Memory Products Group	539	421
Others(1)	17	17
Total consolidated net revenues	$2,364	$2,083

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

	(unaudited)
	Three Months Ended
	April 1, 2006	April 2, 2005
	(in millions)
Operating income (loss) by product segments:
Application Specific Product Group	$95	$65
Micro, Power, Analog	64	71
Memory Products Group	1	(62)

Total operating income of product segments	160	74
Others(1)	(20)	(142)

Total consolidated operating income (loss)	$140	$(68)

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	April 1, 2006	April 2, 2005
	(as percentages of net revenues)
Operating income (loss) by product segments:
Application Specific Product Group(1)	7.2%	5.5%
Micro, Power, Analog(1)	13.0	15.5
Memory Products Group(1)	0.2	(14.7)

Others(2)	(0.8)	(6.8)
Total consolidated operating income (loss)(3)	5.9%	(3.2)%

(1)	As a percentage of net revenues per product group.

(2)	As a percentage of total net revenues. Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.

(3)	As a percentage of total net revenues.

	(unaudited)
	Three Months Ended
	April 1, 2006	April 2, 2005
	(in millions)
Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	$160	$74
Strategic and other research and development programs	(5)	(14)
Start-up costs	(11)	(22)
Impairment, restructuring charges and other related closure costs	(13)	(78)
One-time compensation and special contributions(1)	—	(22)
Other non-allocated provisions(2)	9	(6)
Total operating loss Others(3)	(20)	(142)

Total consolidated operating income (loss)	$140	$(68)

(1)	In the first quarter of 2005, the total charge for one-time compensation and special contributions to our former CEO and other executives was $24 million, of which $2 million was allocated to product segments. The remaining $22 million was not allocated to product segments.

(2)	Includes unallocated expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.

(3)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.
Net revenues by location of order shipment and by market segment
     The table below sets forth information on our net revenues by location of order shipment:

	(unaudited)
	Three Months Ended
	April 1, 2006	April 2, 2005
	(in millions)
Net Revenues by Location of Order Shipment(1)
Europe(2)	$720	$679
North America	290	284
Asia/Pacific(3)	514	468
Greater China(3)	596	438
Japan	83	74
Emerging Markets (4)	161	140

Total	$2,364	$2,083

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

(2)	Since January 1, 2005, the region “Europe” includes the former East European countries that joined the European Union in 2004. These countries were part of the Emerging Markets perimeter in the previous periods. Net revenues for Europe and Emerging Markets for prior periods were restated according to the new perimeter.

(3)	As at January 1, 2006, we created a new region “Greater China” to focus exclusively on our operations in China, Hong Kong and Taiwan. Net revenues for Asia/Pacific for prior periods were restated according to the new perimeter.

(4)	Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

The table below shows our net revenues by location of order shipment and market segment application in percentages of net revenues:

	(unaudited)
	Three Months Ended
	April 1, 2006	April 2, 2005
	(as percentages of net revenues)
Net Revenues by Location of Order Shipment(1)
Europe (2)	30.5%	32.6%
North America	12.3	13.6
Asia/Pacific(3)	21.7	22.5
Greater China(3)	25.2	21.0
Japan	3.5	3.6
Emerging Markets(4)	6.8	6.7

Total	100.0%	100.0%
Net Revenues by Market Segment Application(5):
Automotive	15%	16%
Consumer	16	19
Computer	17	18
Telecom	38	32
Industrial and Other	14	15

Total	100.0%	100.0%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

(2)	Since January 1, 2005, the region “Europe” includes the former East European countries that joined the European Union in 2004. These countries were part of the Emerging Markets perimeter in the previous periods. Net revenues for Europe and Emerging Markets for prior periods were restated according to the new perimeter.

(3)	As at January 1, 2006, we created a new region “Greater China” to focus exclusively on our operations in China, Hong Kong and Taiwan. Net revenues for Asia/Pacific for prior periods were restated according to the new perimeter.

(4)	Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

(5)	The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	(unaudited)
	Three Months Ended
	April 1, 2006	April 2, 2005
	(as percentage of net revenues)
Net sales	100.0%	99.9%
Other revenues	0.0	0.1
Net revenues	100.0	100.0
Cost of sales	(64.6)	(67.1)
Gross profit	35.4	32.9
Selling, general and administrative	(10.8)	(12.7)
Research and development	(17.3)	(19.4)
Other income and expenses, net	(0.8)	(0.3)
Impairment, restructuring charges and other related closure costs	(0.6)	(3.7)
Operating income (loss)	5.9	(3.2)
Interest income, net	0.9	0.3
Loss on equity investments	(0.1)	0.0
Income (loss) before income taxes and minority interests	6.7	(2.9)
Income tax benefit (expense)	(1.2)	1.5
Income (loss) before minority interests	5.5	(1.4)
Minority interests	0.1	(0.1)
Net income (loss)	5.6%	(1.5%)

First Quarter of 2006 vs. First Quarter of 2005 and Fourth Quarter of 2005
     Based upon most recently published estimates, in the first quarter of 2006, semiconductor industry revenue increased year-over-year by approximately 7% for the TAM and by approximately 9% for the SAM. On a sequential basis, revenues in the first quarter of 2006 decreased by approximately 1% for the TAM and 2% for the SAM.
     Net Revenues

	Quarter ended			% Variation
	April 1, 2006	Dec 31, 2005	April 2, 2005	Sequential	Year-over-year
		(in millions)
Net sales	$2,363	$2,388	$2,081	(1.1)%	13.5%
Other revenues	1	1	2	—	—

Net revenues	$2,364	$2,389	$2,083	(1.1)%	13.5%

     Year-over-year comparison
     Our first quarter 2006 net revenues increased 13.5% compared to the first quarter of 2005, due to higher sales volume and improved product mix that largely exceeded the negative impact of the decline in our average selling prices, which were due to ongoing pricing pressure in the semiconductor market.
     All product group segments registered an increase in revenues. ASG net revenues increased 10.8% due to higher sales volumes and a more favorable product mix, partially offset by a price decline; main increases were driven by Imaging, Cellular Communication and Automotive products. MPG net revenues increased 28.0% as a result of an improved product mix and an increase in sales volume that more than compensated for the average selling price decline; this net revenue increase is mainly due to Flash products which increased by approximately 60%, particularly in NAND products, while Smart Cards and Other Memories registered a decrease in their net revenues. Net revenues for MPA increased 7.4% mainly due to increased sales volume in all the main product families except for microcontroller.
     By market segment application, Telecom was the driver of year-over-year improvement increasing over 30%.
     Beginning January 1, 2006, we began tracking sales for our recently created Greater China region, which includes China, Hong Kong and Taiwan. By location of order shipment, the greatest net revenue increase was experienced in the Greater China region which grew by approximately 36%. Net revenues in Emerging Markets, Japan, Asia/Pacific, Europe and North America increased by approximately 16%, 11%, 10%, 6% and 2%, respectively.
     We had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 22% of our first quarter 2006 net revenues, which was higher than the approximately 20% it accounted for during the first quarter of 2005. Our top ten original equipment manufacturing customers accounted for approximately 52% of our net revenues compared to approximately 48% in the first quarter of 2005. Sales to distributors accounted for approximately 18% in the first quarter of 2006, equivalent to the first quarter of 2005.
     Sequential comparison
     Our first quarter 2006 net revenues declined 1.1% due to seasonal factors, including a decrease in sales volume and a decline in selling prices.
     Sales performance varied by product group segment. Net revenues for ASG increased 0.9% as a result of improved product mix and higher sales volume partially offset by a price decline; the principal increases in net revenue were in Imaging, Digital Consumer and Automotive, while Cellular communication declined due to seasonal factors, though less than expected. MPA net revenues were basically flat.

MPG registered a decline of 5.9% due to lower sales volumes and price pressure. Flash product sales decreased by approximately 4%; net revenues in Smart Card and Other Memories also decreased.
     By market segment application, net revenues in Automotive increased by nearly 4%, but decreased in all other market segments.
     By location of order shipment, net revenues grew in Emerging Markets, Japan and North America by approximately 6%, 3% and 2%, respectively, while net revenues in Asia/Pacific remained flat. Greater China and Europe revenues decreased by approximately 6% and 1%, respectively, mainly due to seasonal factors.
     In the first quarter of 2006, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 22% of our net revenues, decreasing from the 24% it accounted for during the fourth quarter of 2005. Our top ten original equipment manufacturing customers accounted for approximately 52% of our net revenues in both the first quarter of 2006 and the fourth quarter of 2005. Sales to distributors were approximately 18% in the first quarter of 2006 compared to 17% in the fourth quarter of 2005.
     Gross profit

	Quarter ended			% Variation
	April 1, 2006	Dec 31, 2005	April 2, 2005	Sequential	Year-over-year
		(in millions)
Cost of sales	$(1,527)	$(1,517)	$(1,398)	(0.7)%	(9.2)%
Gross profit	$837	$872	$685	(4.0)%	22.3%
Gross margin (as a percentage of net revenues)	35.4%	36.5%	32.9%	—	—
     On a year-over-year basis, our gross profit increased by 22.3%. In the same period, our gross margin increased from 32.9% to 35.4%, mainly due to the combined positive impact of higher sales volumes, favorable trend of the U.S. dollar exchange rate, improved manufacturing efficiencies and product mix.
     On a sequential basis, our gross profit decreased 4.0%, mainly driven by the continuing downward pressure on our selling prices and lower sales volumes that were partially compensated by an improved product mix and improved manufacturing efficiencies. Due to these factors, our gross margin decreased from 36.5% to 35.4%.
     Selling, general and administrative expenses

	Quarter ended			% Variation
	April 1, 2006	Dec 31, 2005	April 2, 2005	Sequential	Year-over-year
		(in millions)
Selling, general and administrative expenses	$(256)	$(259)	$(265)	(1.2)%	(3.0)%
As percentage of net revenues	(10.8)%	(10.9)%	(12.7%)	—	—
     The amount of our selling, general and administrative expenses decreased on year-over-year basis; mainly due to the fact that, in the first quarter of 2005, expenses included one-time compensation and charges of approximately $15 million granted by our Supervisory Board that related to the retirement of our former CEO and a limited number of senior executive officers.
     Selling, general and administrative slightly decreased compared to the fourth quarter of 2005, which included an accrual of $4 million for the executive pension plan.
     The decrease of our selling, general and administrative expenses both on a year-over-year basis and sequentially, resulted in an improvement of the first quarter 2006 ratio of 10.8% as a percentage of net revenues compared to 10.9% for the fourth quarter of 2005 and 12.7% for the first quarter of 2005.

     Research and development expenses

	Quarter ended			% Variation
	April 1, 2006	Dec 31, 2005	April 2, 2005	Sequential	Year-over-year
		(in millions)
Research and development expenses	$(409)	$(402)	$(404)	1.7%	1.1%
As percentage of net revenues	(17.3)%	(16.8)%	(19.4)%	—	—
     On a year-over-year basis and sequentially, our research and development expenses increased mainly due to higher levels of investment in research and development activities both in product design and technology development. The foregoing impacts translated into a sequential increase in research and development expenses as a percentage of net revenues. During the first quarter of 2006, we increased our research and development workforce by approximately 200 people compared to the first quarter of 2005. In the first quarter of 2005, research and development expenses included a one-time termination charge of $5 million paid to two former executives.
     Other income and expenses, net

	Quarter ended
	April 1, 2006	Dec 31, 2005	April 2, 2005
		(in millions)

Research and development funding	$4	$29	$14
Start-up costs	(11)	(10)	(22)
Exchange gain (loss), net	(5)	(20)	14
Patent litigation costs	(4)	(3)	(3)
Patent pre-litigation costs	(2)	(3)	(2)
Gain on sale of non-current assets	—	8	—
Other, net	(1)	1	(7)
Other income and expenses, net	(19)	2	(6)
As a percentage of net revenues	(0.8)%	0.1%	(0.3)%
     “Other income and expenses, net” results include miscellaneous items, such as research and development funding, gains on sale of non-current assets, start-up costs, net exchange gain or loss and patent claim costs. Research and development funding includes income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The major amounts of research and development funding were received in Italy and France. In the first quarter of 2006, research and development funding decreased compared to the first quarter of 2005, mainly due to a decrease in funding received from Italy. Start-up costs in 2006 were related to the conversion of our 200-mm fab in Agrate (Italy), the build-up of our 300-mm fab in Catania (Italy) and our 150-mm fab expansion in Singapore. The net exchange loss related to the costs and result of hedging transactions that are not designated as a cash flow hedge, including the hedge of balance sheet currency exposure of our affiliates. Patent claim costs included costs associated with ongoing litigations and claims.
     Impairment, restructuring charges and other related closure costs

	Quarter ended
	April 1, 2006	Dec 31, 2005	April 2, 2005
		(in millions)

Impairment, restructuring charges and other related closure costs	$(13)	$(16)	$(78)
As a percentage of net revenues	(0.6)%	(0.7)%	(3.7)%

     In the first quarter of 2006, we recorded impairment, restructuring charges and other related closure costs of $13 million. This expense was related to:
•	Our 2005 head count reduction plan announced in May resulted in charges of $7 million mainly related to voluntary termination benefits. As of April 1, 2006, we have incurred $48 million of the total cost of this restructuring plan that we now estimate to be approximately $100 million at completion, which is expected in the second half of 2006; and

•	Our ongoing 150-mm restructuring plan, which generated charges of approximately $6 million. As of April 1, 2006, we have incurred $300 million of the total expected pre-tax charges of approximately $350 million in connection with this restructuring plan, which was announced in October 2003. We expect to incur the balance in the second half of 2006 and in early 2007.
     In the first quarter of 2005, impairment, restructuring charges and other related closure costs amounted to $78 million and were mainly related to our first quarter 2005 restructuring initiatives, including the reduction of Access technology products for Customer Premises Equipment (CPE), the closure of certain sites and workforce termination benefits for a total of $72 million. These restructuring initiatives were fully completed in 2005.
     See note 7 to our Unaudited Interim Consolidated Financial Statements.
     Operating income (loss)

	Quarter ended
	April 1, 2006	Dec 31, 2005	April 2, 2005
		(in millions)

Operating income (loss)	$140	$197	$(68)
As a percentage of net revenues	5.9%	8.2%	(3.2)%
     Year-over-year basis
     Our operating results translated from an operating loss of $68 million in the first quarter of 2005 to an operating income of $140 million in the first quarter of 2006, due to several factors that positively impacted our profitability despite the continuous pressure on our selling prices. These factors mainly included:
•	increase in net revenues;

•	continuous improvement of our manufacturing performances;

•	higher gross margin;

•	lower selling, general and administrative expenses;

•	lower impairment, restructuring charges and other related closure costs; and

•	the positive trend of the U.S. dollar exchange rate.
     In the first quarter of 2006, ASG operating income increased to $95 million, significantly higher than $65 million in the first quarter of 2005, primarily due to higher sales; as a percentage of revenue, operating income improved to 7.2% driven by manufacturing performance and expense control. MPA registered an operating income of $64 million in the first quarter of 2006, decreasing from $71 million in the first quarter of 2005, as improved sales volume was more than offset by the negative impact of ongoing pricing pressure; as a percentage of revenues, operating income was 13.0%, a decrease from the 15.5% in the first quarter of 2005 reflecting price pressure and an increase in operating expenses. In the first quarter of 2006, MPG registered an operating income of $1 million, compared to an operating loss of $62 million in the first quarter of 2005, mainly due the strong double digit growth in sales; as a percentage of revenues, operating income improved to 0.2% due to manufacturing performances, improved product mix and a significant lower operating expenses ratio.

     Sequentially
     Our operating income of $197 million in the fourth quarter 2005 decreased to an operating income of $140 million in the first quarter of 2006, due to seasonal factors and several other factors that negatively impacted our profitability. These other factors mainly included:
•	continuous downward pressure on selling prices;

•	lower sales; and

•	net expense primarily resulting from a decrease in public funding from Other income and expenses.
     In the first quarter of 2006, ASG operating income decreased to $95 million, compared to $137 million in the fourth quarter of 2005; as a percentage of revenues, operating income decreased due to price pressure, manufacturing performances and reduced funding granted to research and development activities. MPA operating income slightly declined; as a percentage of revenues the decline was mainly due to an increase in operating expenses associated with investments in new design resources. MPG registered a decrease in its operating income from $27 million in the fourth quarter of 2005 to $1 million in the first quarter of 2006, mainly due to the negative price impact, lower sales and some manufacturing inefficiencies.
     Interest income, net

	Quarter ended
	April 1, 2006	Dec 31, 2005	April 2, 2005
		(in millions)

Interest income, net	$22	$11	$7
     Net interest income contributed $22 million income in the first quarter of 2006, primarily due to the dollar-based interest rates on our available cash resources, which furthermore increased in the first quarter of 2006 following our 2013 senior debt offering and our 2016 convertible debt offering.
     Loss on equity investments

	Quarter Ended
	April 1, 2006	Dec 31, 2005	April 2, 2005
	(unaudited, in $ millions)
Loss on equity investments	(4)	—	—
     The loss in the first quarter of 2006 is mainly related to our investment as minority shareholder in our joint venture in China with Hynix Semiconductor Inc.
     Income tax benefit (expense)

	Quarter ended
	April 1, 2006	Dec 31, 2005	April 2, 2005
		(in millions)

Income tax benefit (expense)	$(28)	$(25)	$31
     During the first quarter of 2006, we incurred an income tax expense of $28 million, which included a tax provision of $4 million related to a pre-settlement tax on audit in one of our jurisdictions. The estimated effective tax rate for the year was approximately 15% computed on the basis of actual tax charges in each jurisdiction. During the first quarter of 2005, we had an income tax benefit of $31 million, which included a $20 million reversal of certain tax provisions following the conclusion of an advanced pricing agreement for the period 2001 through 2007 with the United States Internal Revenue Service. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.
     Net income (loss)

	Quarter ended
	April 1, 2006	Dec 31, 2005	April 2, 2005
		(in millions)

Net income (loss)	$132	$183	$(31)
As percentage of net revenues	5.6%	7.7%	(1.5)%
     For the first quarter of 2006, we reported a net income of $132 million, compared to net loss of $31 million in the first quarter of 2005 and net income of $183 million in the fourth quarter of 2005. Basic and diluted earnings per share for the first quarter of 2006 were $0.15 and $0.14, respectively, improving from basic and diluted earnings of $(0.03) for the first quarter of 2005 and declining compared to basic and diluted earnings per share of $0.20 for the fourth quarter of 2005.
Related-Party Transactions
     One of our Supervisory Board members is the Chairman and CEO of France Telecom and a member of the Board of Directors of Thomson. France Telecom and its subsidiaries supply certain services to our company and Thomson is one of our strategic customers. We believe that these transactions are made on an arms-length basis in line with market practices and conditions.
Impact of Changes in Exchange Rates
     Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies where we maintain our operations, particularly the euro, the Japanese yen and other currencies.
     As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the euro compared to the U.S. dollar could increase in the short term our level of revenues when reported in U.S. dollars; revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated in U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.
     In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations because we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate declined in value in 2005, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Consolidated Statement of Income for the first quarter of 2006 includes income and expense items translated at the average U.S. dollar exchange rate for the period, which has strengthened compared to the equivalent period a year ago.
     Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the euro zone. Our effective average rate of the euro to the U.S. dollar was $1.20 for €1.00 for the first quarter of 2006 and for the fourth quarter of 2005 while it was $1.30 for €1.00 in the first quarter of 2005. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.
     As of April 1, 2006, the outstanding hedged amounts to cover manufacturing costs were €380 million and to cover operating expenses were €300 million, at an average rate of about $1.207 and $1.201 per euro respectively, maturing over the period from April 2006 to July 2006. As of April 1, 2006, these hedging contracts represented a deferred profit of approximately $2 million after tax, registered in other comprehensive income in shareholders’ equity, compared to a deferred loss of $32 million as of April 2, 2005 and a deferred loss of $13 million as of December 31, 2005. Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and sold forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. For full details of quantitative and qualitative information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar.
     In the first quarter of 2006 as the result of cash flow hedging, we recorded total charges of $7 million, consisting of charges of $5 million to cost of sales, $1 million to research and development expenses, and $1 million to selling, general and administrative expenses, while in the first quarter of 2005, we registered a total income of $13 million. As the result of the gains or losses on exchange on all the other transactions not designated as cash flow hedge, in the first quarter of 2006, we registered a net loss of $5 million in “Other income and expenses, net”.
     Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At April 1, 2006, our outstanding indebtedness was denominated principally in U.S. dollars and in euros.
     Effective January 1, 2006, we have changed the organization of our Corporate Treasury and, simultaneously, we have created a Treasury Committee to oversee our investment and foreign exchange operations.
     For a more detailed discussion, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” as set forth in our Form 20-F as may be updated from time to time in our public filings.
Liquidity and Capital Resources
     Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A” or better. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings. At April 1, 2006, there had been no material change in foreign currency operations and hedging transactions exposures from those disclosed in our Form 20-F, as may be updated from time to time in our public filings.

     At April 1, 2006, cash and cash equivalents totaled $2,831 million, compared to $2,027 million at December 31, 2005. Our available cash increased in the first quarter of 2006 due to the proceeds from the new 2013 and 2016 debt offerings and the positive net operating cash flow of the period. At April 1, 2006, we also had investments of $903 million in short term deposits with a maturity between three months and one year. These deposits are held at various banks with a minimum rating of “A” or better. Interest on these deposits is paid at maturity with interest rates fixed at inception for the duration of the deposits. The principal will be repaid at final maturity. We did not have any marketable securities as of April 1, 2006 or as of December 31, 2005. As of April 2, 2005, we had marketable securities amounting to $525 million that consisted of credit-linked deposits issued by various primary banks.
Liquidity
     In the first quarter of 2006, we maintained a significant cash position and improved furthermore our net debt to equity ratio of -0.046(1). This cash position still provides us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities. Net cash from operating activities was $577 million in the first quarter of 2006, while net cash used in investing activities was $1,293 million, of which $903 million related to investments in short-term deposits.
     Net cash from operating activities. Our net cash from operating activities remained at a high level and amounted to $577 million in the first quarter of 2006, significantly exceeding the $359 million in the first quarter of 2005. This was due to increased profitability and more favorable changes in current assets and liabilities.
     In the first quarter of 2006, changes in our current assets and liabilities resulted in net cash generated of $9 million compared to net cash used of $157 million in the first quarter of 2005, as a result of the following changes:
•	trade receivables used net cash of $83 million, compared to $24 million in the first quarter of 2005 due to an increase in the amount of sales;

•	inventory used net cash of $53 million, due to production running at almost full capacity and to support the high level of backlog, compared to $65 million in the first quarter of 2005; and

•	trade payables generated a favorable increase to $93 million, in line with increased manufacturing activities, while they used net cash of $57 million in the first quarter of 2005.
     Net cash used in investing activities. Net cash used in investing activities was $1,293 million in the first quarter of 2006, compared to $1,100 million in the first quarter of 2005. Payments for purchases of tangible assets amounted to $297 million for the first quarter of 2006, a significant decrease compared to the $564 million in the first quarter of 2005. In the first quarter of 2006, there were also payments for equity investments of $70 million, associated with our joint venture in China. Investment in short term deposits in the first quarter of 2006 amounted to $903 million compared to purchases of marketable securities of $525 million in the first quarter of 2005.
     Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and

(1) Net debt (cash) to total shareholders’ equity ratio is a non-U.S. GAAP financial measure. The most directly comparable U.S. GAAP financial measure is considered to be “Debt-to-Equity Ratio”. However, this ratio measures gross debt relative to equity, and does not reflect the current cash position of the Company. We believe that our net debt (cash) to total shareholders’ equity ratio is useful to investors as a measure of our financial position and leverage. The ratio is computed on the basis of our net financial position divided by total shareholders’ equity. Our net financial position is the difference between our total cash position (cash and cash equivalents, marketable securities and short-term deposits) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). For more information on our net financial position, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources — Net financial position” of our Form 20-F. Our computation of net debt (cash) to total shareholders’ equity ratio may not be consistent with that of other companies, which could make comparability difficult.

proceeds from the sale of marketable securities and short-term deposits. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flow:

	Three Months Ended
	April 1, 2006	April 2, 2005
	(in millions)
Net cash from operating activities	$577	$359
Net cash used in investing activities	(1,293)	(1,100)
Payment for purchase of marketable securities, net and short-term deposits	903	525

Net operating cash flow	$187	$(216)

     We generated favorable net operating cash flow of $187 million in the first quarter of 2006, compared to negative net operating cash flow of $216 million in the first quarter of 2005. This cash flow was mainly generated by the solid amount of the cash from operating activities exceeding the cash used in purchasing of tangible, intangible assets and equity investments.
     Net cash used in financing activities. Net cash generated in financing activities was $1,507 million in the first quarter of 2006 compared to net cash of $38 million used in financing activities in the first quarter of 2005. The net cash generated in financing activities is mainly due to the proceeds from the issuance of our 2013 Senior Bonds and 2016 Convertible Bonds, which amounted to $1,564 million in the first quarter of 2006.
Capital Resources
     Net financial position
     We define our net financial position as the difference between our total cash position (cash, cash equivalents, marketable securities and short-term deposits) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Unaudited Interim Consolidated Balance Sheet as at April 1, 2006:

	As at
	April 1, 2006	April 2, 2005
	(in millions)
Cash and cash equivalents	$2,831	$1,162
Marketable securities	—	525
Short term deposits	903	—

Total cash position	3,734	1,687
Bank overdrafts	—	(37)
Current portion of long-term debt	(1,509)	(158)
Long-term debt	(1,825)	(1,702)

Total financial debt	3,334	(1,897)

Net financial position	$400	$(210)

     The net financial position (cash, cash equivalents, marketable securities and short term deposits net of total financial debt) as of April 1, 2006 was a net cash position in the amount of $400 million, representing an improvement of $610 million from the net debt position of $210 million as of April 2, 2005 due to improved cash generation in the period.

     At April 1, 2006, the aggregate amount of our long-term debt was $3,334 million, including $976 million of our zero coupon convertible bonds due 2016, $604 million of our floating rate senior bonds due 2013 and $1,379 million of our negative yield zero coupon senior convertible bonds due 2013 that were reclassified as “current portion of long-term debt” (“2013 Bonds”). Additionally, the aggregate amount of our available short-term credit facilities was approximately $884 million, which were not used at April 1, 2006. Our long-term financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us.
     As of April 1, 2006, we have the following credit ratings on our 2013 and 2016 Bonds:

Moody’s Investors
	Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2013	A3	A–
Zero Coupon Senior Convertible Bonds due 2016	A3	A–
Floating Rate Senior Bonds due 2013	A3	A–
     On October 11, 2005, Moody’s issued a credit report confirming the above rating and updating the outlook from “stable” to “negative” for the Zero Coupon Senior Convertible Bonds due 2013; the Zero Coupon Senior Convertible Bonds due 2016 are also ranked with a “negative” outlook.
     In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.
Contractual Obligations, Commercial Commitments and Contingencies
     Our contractual obligations and commercial commitments as of April 1, 2006, and for each of the five years to come and thereafter, were as follows:

	Payments due by period
	(unaudited)
	Total	2006	2007	2008	2009	2010	2011	Thereafter
Capital leases(2)	$25	$4	$5	$5	$5	$5	$1	$—
Operating leases(1)	277	40	41	36	29	24	20	87
Purchase obligations(1)	1,248	1,126	86	36	—	—	—	—
of which:
Equipment purchase	788	785	3	—	—	—	—	—
Foundry purchase	267	267	—	—	—	—	—	—
Software, technology licenses and design	193	74	83	36	—	—	—	—
Joint Venture Agreement with Hynix Semiconductor Inc.(1)(4)	142	142	—	—	—	—	—	—
Other obligations(1)	106	52	45	3	2	1	1	2
Long-term debt obligations (including current portion)(2)(3)	3,334	1,509	92	59	31	28	983	632
Pension obligations(2)	270	19	18	23	28	25	22	135
Other non-current liabilities(2)	$16	$2	$3	$3	$3	$2	$1	$2
Total	$5,418	$2,894	$290	$165	$98	$85	$1,028	$858

(1)	Items not reflected on the Unaudited Interim Consolidated Balance Sheet at April 1, 2006.

(2)	Items reflected on the Unaudited Interim Consolidated Balance Sheet at April 1, 2006.

(3)	See Note 12 to the Unaudited Interim Consolidated Financial Statements at April 1, 2006 for additional information related to long-term debt and redeemable convertible securities, in particular, in respect to the noteholders’ option to put our convertible bonds for earlier redemption in August 2006.

(4)	These amounts correspond to our capital commitments to the joint venture, but not the additional $250 million in loans that we have committed to provide.
     Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2006 to 2011 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.
     Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

     We signed a joint venture agreement with Hynix Semiconductor Inc., (“Hynix”) on November 16, 2004 to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. As the business license for the joint venture was obtained in April 2005, we paid $108 million of capital contributions up to April 1, 2006, of which $70 million was paid in the first quarter of 2006. We expect to fulfill our $142 million remaining financial obligations up to our total contribution of $250 million in the second quarter of 2006. In addition, we are committed to grant long-term financing for $250 million to the new joint venture guaranteed by subordinated collateral on the joint venture’s assets. Furthermore, we have contingent future loading obligations to purchase products from the joint venture, which have not been included in the table above because, at this stage, the amounts remain contingent and non-quantifiable.
     Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. At the holder’s option, any outstanding 2013 Bond may be redeemed for cash on August 5, 2006, 2008 or 2010 for a total aggregate amount payable by us of $1,379 million on August 5, 2006 or $1,365 million on August 5, 2008 or $1,352 million on August 5, 2010. The conversion ratio is $985.09 per $1,000 principal amount of 2013 Bonds at August 5, 2006, $975.28 at August 5, 2008 and $965.56 at August 5, 2010, subject to adjustments in certain circumstances. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 Bonds was classified in the Consolidated Balance Sheet as “current portion of long-term debt” at April 1, 2006. In February 2006, we issued $974 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. Subsequently, in March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly owned subsidiaries, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control.
     Pension obligations amounting to $270 million consist of our best estimates of the amounts that will be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements or terminations. This amount does not include the additional pension plan for a total of $11 million granted by our Supervisory Board to our former CEO, to a limited number of retired senior executives in the first quarter of 2005 and to our executive management in the fourth quarter of 2005, which was recorded as current liabilities as we are intending to transfer this obligation to an insurance company. We accrued the estimated premiums to expenses during 2005.
     Other non-current liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations.
     Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
     Off-Balance Sheet Arrangements
     As described above, we signed a joint venture agreement in 2004 with Hynix to build a $2 billion front-end memory-manufacturing facility in China. As of April 1, 2006, we had not provided any debt financing to the joint venture under our commitment described above. Our current maximum exposure to loss, as a result of our involvement with the joint venture, is limited to our equity and debt investment commitments.

     At April 1, 2006, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements.
     We have no other material off-balance arrangements at April 1, 2006.
Financial Outlook
     We currently expect that capital spending for 2006 will be approximately $1.8 billion, an increase compared to the $1.4 billion spent in 2005. The major part of our capital spending, driven by demand requirements, will be dedicated to the leading edge technology fabs by increasing capacity in the 300-mm and for technology upgrade and saturation of the existing 200-mm. We have the flexibility to modulate our investments in response to changes in market conditions, and we are ready to accelerate or slow down investments in leading-edge technologies if market trends require. At April 1, 2006, we had $785 million in outstanding commitments for equipment purchases for 2006.
     The most significant of our 2006 capital expenditure projects are expected to be: for the front-end facilities, (i) the expansion of the 300-mm front-end joint project with Philips Semiconductor International B.V. and Freescale Semiconductor Inc., in Crolles 2 (France); (ii) the facilitization of a portion of our 300-mm plant in Catania (Italy); (iii) the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France); (iv) the capacity expansion and the upgrading of our 200-mm plant in Singapore; (v) the upgrading of our 200-mm fab and pilot line in Agrate (Italy); and (vi) for the back-end facilities, the capital expenditures will be mainly dedicated to the capacity expansion in our plants in Shenzhen (China), Bouskoura (Morocco) and Muar (Malaysia). We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.
     The holders of our 2013 Bonds may require us to redeem them on August 5, 2006 at a price of $985.09 per one thousand dollar face value. The conversion ratio is $985.09 per $1,000 principal amount of 2013 Bonds at August 5, 2006, $975.28 at August 5, 2008 and $965.56 at August 5, 2010, subject to adjustments in certain circumstances. The total redeemable amount will be equivalent to $1,379 million on August 5, 2006.
     As part of our refinancing strategy, we recently issued Zero Coupon Senior Convertible Bonds due 2016 representing total proceeds of $974 million. We intend to use the proceeds of this offering for the repayment of our 2013 Bonds or for repurchases of our 2013 Bonds. Excess proceeds will be used for general corporate purposes.
     Furthermore, we recently issued €500 million Floating Rate Senior Bonds due 2013 in the Euro Debt Capital Market. This debt issuance gives us the flexibility to access the Euro-denominated capital markets to finance our corporate needs. To the extent that we do not use the proceeds from this offering for the repayment of amounts due under the 2013 Bonds or for repurchases of our 2013 Bonds, we will use the proceeds for general corporate purposes.
Impact of Recently Issued U.S. Accounting Standards
     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and the related FASB Staff Positions (collectively “FAS 123R”). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock

Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. On April 14, 2005, the U.S. Securities and Exchange Commission amended the effective date of FAS 123R; the Statement now applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first annual reporting period beginning after June 15, 2005. FAS 123R provides a choice of transition methods including the modified prospective application method, which allows discretionary restatement of interim periods during the calendar year of adoption, or the modified retrospective application method, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. We adopted FAS 123R early in the fourth quarter of 2005 using the modified prospective application method. As such, we have not restated prior periods to reflect the recognition of stock-based compensation cost. We redefined in the second quarter of 2005 our equity-based compensation strategy, since it had become minimally effective in motivating and retaining key-employees. We will no longer grant options but rather issue nonvested shares. As part of this revised equity-based compensation policy, we decided in July 2005 to accelerate the vesting period of all outstanding unvested stock options. These options totaling approximately 32 million had no intrinsic economic value based on the market price of the shares at the date of acceleration. We did not recognize any cumulative effect of initially adopting FAS 123R since no outstanding unvested stock awards existed as of the adoption date of FAS 123R, pursuant to the acceleration of the vesting period.
     In 2005, we adopted Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies certain terms of Financial Accounting Standards Board No. 143, Accounting for Asset Retirement Obligations (FAS 143), and related FASB Staff Positions, and deals with obligations to perform asset retirement activities in which the timing and (or) method of settlement are conditional on a future event, such as legal requirements surrounding asbestos handling and disposal that are triggered by demolishing or renovating a facility. The new guidance requires entities to recognize liabilities for these obligations if the fair value of a conditional asset retirement obligation can be reasonably estimated. Upon adoption of FIN 47, we identified our conditional asset retirement obligations and determined that none had a material effect on our financial position or results of operations.
     In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. We are currently evaluating the potential impact of adopting FAS 155; however, we do not expect FAS 155 will have a material effect on our financial position and results of operations upon final adoption.
     In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal period beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period.

We are currently evaluating the potential impact of adopting FAS 156; however, we do not expect FAS 156 will have a material effect on our financial position and results of operations upon final adoption.
Backlog and Customers
     We entered the second quarter of 2006 with a backlog approximately 9% higher than we had entering the first quarter of 2006. In the first quarter of 2006, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 22% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 82% of our net revenues, of which the top ten OEM customers accounted for approximately 52%. Distributors accounted for approximately 18% of our net revenues. We have no assurance that the Nokia Group of companies, or any other large customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.
Changes to Our Share Capital, Stock Option Grants and Other Matters
     The following table sets forth changes to our share capital as of April 1, 2006:

						Nominal
				Cumulative		value of	Amount
		Number	Nominal	amount of	Cumulative	increase/	of issue	Cumulative—
		of	value	capital	number of	reduction	premium	issue premium
Year	Transaction	shares	(euro)	(euro)	shares	in capital	(euro)	(euro)
	(in millions)
December 31, 2005	Exercise of options	227,130	1.04	944,137,250	907,824,279	236,215	2,062,234	1,734,713,554
April 1, 2006	Exercise of options	201,340	1.04	944,346,644	908,025,619	209,394	2,360,525	1,737,074,079
     The following table summarizes the amount of stock options authorized to be granted exercised, cancelled and outstanding as of April 1, 2006:

	Employees		Supervisory Board
	1995 Plan	2001 Plan	1996	1999	2002	Total
Remaining amount authorized to be granted	0	0	0	0	0	0
Amount exercised	12,515,097	9,650	293,500	18,000	0	12,836,247
Amount cancelled	2,896,898	4,801,711	72,000	63,000	24,000	7,857,609
Amount outstanding	16,149,946	42,922,822	35,000	342,000	372,000	59,821,768
     The Supervisory Board was authorized to grant 29,200 options at an exercise price of $16.73 on January 31, 2005 and 13,000 options at an exercise price of $17.31 on March 17, 2005.
     During our Annual General Meeting of Shareholders held on March 18, 2005, the amendment of our existing 2001 Employee Stock Option Plan proposed by our Supervisory Board was approved. In connection with the overall change of our stock-based compensation policy, our Supervisory Board decided to accelerate the vesting of all outstanding stock options in July 2005. In addition, non-vested stock awards were granted to employees in October 2005. The maximum number of non-vested shares granted was 4.1 million shares which fall within the outstanding amount of options to be granted under our existing 2001 Stock Option Plan.
     Pursuant to the resolutions adopted during the Annual General Meeting of Shareholders of 2005 and upon the recommendation of the Compensation Committee, the Supervisory Board also approved the terms and conditions of the 2005 Supervisory Board Stock Based Compensation Plan for members and professionals. Supervisory Board members and professionals also received non-vested shares in October 2005.

     The grant of the above-mentioned 4.1 million shares was tied to our financial performance, according to three predetermined and quantifiable criteria fixed by our Supervisory Board. In April 2006, our Compensation Committee determined that two out of the three criteria had been met and that therefore a maximum of approximately 2.7 million shares would vest under the 2005 employee stock-based compensation plan.
     Pursuant to the approval of the new employee stock-based compensation plan as well as the grant of stock-based compensation to our President and CEO and further to a decision of the Compensation Committee of our Supervisory Board, we plan to grant up to 5.1 million shares, at no consideration, to our employees and President and CEO subject to conditions linked to company performance and continued presence fixed by the Compensation Committee of our Supervisory Board.
Disclosure Controls and Procedures
     Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company, particularly during the period when this Form 6-K was being prepared.
     There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by this report, nor were there any material weaknesses in our internal controls requiring corrective actions in addition to those taken from time to time.
Other Reviews
     We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.
Cautionary Note Regarding Forward-Looking Statements
     Some of the statements contained in “Overview—Business Outlook” and in “Liquidity and Capital Resources—Financial Outlook” and elsewhere in this Form 6-K, that are not historical facts, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:
•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. dollar and the euro, compared to our effective exchange rate of $1.21 = €1 (as assumed on April 25, 2006, the date we issued our first quarter results) and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to manage our fixed costs structure, including our ability to adequately utilize our manufacturing facilities at sufficient levels to cover fixed operating costs in an intensively competitive and cyclical industry;

•	our ability in an intensive competitive environment, to secure customer acceptance and to achieve our pricing expectations for high volume supplies of our new products currently under development;

•	the anticipated benefits of research and development alliances and cooperative activities and the continued pursuit of our various alliances, in the field of development of new advanced technologies or products;

•	the ability of our suppliers to meet our demands for products and to offer competitive pricing;

•	changes in the economic, social or political environment, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we and our key customers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits;

•	our ability to obtain required licenses on third-party intellectual property, the outcome of litigation and the results of actions by our competitors; and

•	our ability to make consistent changes in our taxation rate, tax provisions and deferred taxes.
     Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
     Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Pages
Consolidated Statements of Income for the Three Months Ended April 1, 2006 and April 2, 2005 (unaudited)	F-1
Consolidated Balance Sheets as of April 1, 2006 (unaudited) and December 31, 2005 (audited)	F-2
Consolidated Statements of Cash Flows for the Three Months Ended April 1, 2006 and April 2, 2005 (unaudited)	F-3
Consolidated Statements of Changes in Shareholders’ Equity	F-4
Notes to Interim Consolidated Financial Statements (unaudited)	F-5
EX-12.1
EX-12.2
EX-13.1

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(unaudited)
	April 1,	April 2,
In millions of U.S. dollars except per share amounts	2006	2005

Net sales	2,363	2,081
Other revenues	1	2

Net revenues	2,364	2,083
Cost of sales	(1,527)	(1,398)

Gross profit	837	685
Selling, general and administrative	(256)	(265)
Research and development	(409)	(404)
Other income and expenses, net	(19)	(6)
Impairment, restructuring charges and other related closure costs	(13)	(78)

Operating income (loss)	140	(68)
Interest income, net	22	7
Loss on equity investments	(4)	0

Income (loss) before income taxes and minority interests	158	(61)
Income tax benefit (expense)	(28)	31

Income (loss) before minority interests	130	(30)
Minority interests	2	(1)

Net income (loss)	132	(31)

Earnings (loss) per share (Basic)	0.15	(0.03)

Earnings (loss) per share (Diluted)	0.14	(0.03)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

		As at
	April 1,	December 31,
In millions of U.S. dollars	2006	2005
	(unaudited)	(audited)

Assets
Current assets :
Cash and cash equivalents	2,831	2,027
Marketable securities	0	0
Short-term deposits	903	0
Trade accounts receivable, net	1,563	1,490
Inventories, net	1,479	1,411
Deferred tax assets	152	152
Other receivables and assets	563	531

Total current assets	7,491	5,611

Goodwill	223	221
Other intangible assets, net	218	224
Property, plant and equipment, net	6,152	6,175
Long-term deferred tax assets	66	55
Investments and other non-current assets	235	153

	6,894	6,828

Total assets	14,385	12,439

Liabilities and shareholders’ equity
Current liabilities:
Bank overdrafts	0	11
Current portion of long-term debt	1,509	1,522
Trade accounts payable	1,084	965
Other payables and accrued liabilities	650	642
Deferred tax liabilities	6	7
Accrued income tax	170	152

Total current liabilities	3,419	3,299

Long-term debt	1,825	269
Reserve for pension and termination indemnities	270	270
Long-term deferred tax liabilities	51	55
Other non-current liabilities	16	16

	2,162	610

Total liabilities	5,581	3,909

Commitment and contingencies

Minority interests	48	50

Common stock (preferred stock:540,000,000 shares authorized, not issued; common stock:
Euro 1.04 nominal value, 1,200,000,000 shares authorized, 908,025,619 shares issued, 894,625,619 shares outstanding)	1,153	1,153

Capital surplus	1,974	1,967
Accumulated result	5,559	5,427
Accumulated other comprehensive income	418	281
Treasury stock	(348)	(348)

Shareholders’ equity	8,756	8,480

Total liabilities and shareholders’ equity	14,385	12,439

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(unaudited)
	April 1,	April 2,
In millions of U.S. dollars	2006	2005

Cash flows from operating activities:

Net income (loss)	132	(31)

Items to reconcile net income (loss) and cash flows from operating activities:

Depreciation and amortization	452	506
Amortization of discount on convertible debt	3	1
Other non-cash items	3	2
Minority interest in net income (loss) of subsidiaries	(2)	1
Deferred income tax	(13)	(23)
Loss on equity investments	4	—
Impairment, restructuring charges and other related	(11)	60
closure costs, net of cash payments

Changes in assets and liabilities:

Trade receivables, net	(83)	(24)
Inventories, net	(53)	(65)
Trade payables	93	(57)
Other assets and liabilities, net	52	(11)

Net cash from operating activities	577	359

Cash flows from investing activities:

Payment for purchases of tangible assets	(297)	(564)
Payment for purchases of marketable securities	—	(525)
Investment in short-term deposits	(903)	—
Investment in intangible and financial assets	(23)	(11)
Capital contributions to equity investments	(70)	—

Net cash used in investing activities	(1,293)	(1,100)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,564	—
Repayment of long-term debt	(49)	(20)
Decrease in short-term facilities	(11)	(19)
Capital increase	3	1

Net cash from (used in) financing activities	1,507	(38)

Effect of changes in exchange rates	13	(9)

Net cash increase (decrease)	804	(788)

Cash and cash equivalents at beginning of the period	2,027	1,950

Cash and cash equivalents at end of the period	2,831	1,162

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
In millions of U.S. dollars, except per share amounts	Stock	Surplus	Stock	Result	income (loss)	Equity
Balance as of December 31, 2004 (Audited)	1,150	1,924	(348)	5,268	1,116	9,110
Capital increase	3	32				35
Stock-based compensation expense		11				11
Comprehensive income (loss):
Net Income				266		266
Other comprehensive loss, net of tax					(835)	(835)

Comprehensive income (loss)						(569)
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2005 (Audited)	1,153	1,967	(348)	5,427	281	8,480

Capital increase		3				3
Stock-based compensation expense		4				4
Comprehensive income (loss):
Net Income				132		132
Other comprehensive income, net of tax					137	137

Comprehensive income (loss)						269

Balance as of April 1, 2006 (Unaudited)	1,153	1,974	(348)	5,559	418	8,756

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (unaudited)
1. The Company
STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the original name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.
The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.
2. Fiscal year
The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. In 2006, the Company’s first quarter ended on April 1, its second quarter will end on July 1, its third quarter on September 30 and its fourth quarter will end on December 31.
3. Basis of Presentation
The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2005. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.
All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.
The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

4. Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, stock based compensation charges, assumptions used in calculating pension obligations and share-based compensation, assessment of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.
5. Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and the related FASB Staff Positions (collectively “FAS 123R”). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. On April 14, 2005, the U.S. Securities and Exchange Commission amended the effective date of FAS 123R; the Statement now applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first annual reporting period beginning after June 15, 2005. FAS 123R provides a choice of transition methods including the modified prospective application method, which allows discretionary restatement of interim periods during the calendar year of adoption, or the modified retrospective application method, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. The Company early adopted FAS 123R in the fourth quarter of 2005 using the modified prospective application method. As such, the Company has not restated prior periods to reflect the recognition of stock-based compensation cost. The Company redefined in the second quarter of 2005 its equity-based compensation strategy, since it had become minimally effective in motivating and retaining key-employees. The Company will no longer grant options but rather issue nonvested shares. As part of this revised equity-based compensation policy, the Company decided in July 2005 to accelerate the vesting period of all outstanding unvested stock options. These options totaling approximately 32 million had no intrinsic economic value based on the market price of the shares at the date of acceleration. The Company did not recognize any cumulative effect of initially adopting FAS 123R since no outstanding unvested stock awards existed as of the adoption date of FAS 123R, pursuant to the acceleration of the vesting period.
In 2005, the Company adopted Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies certain terms of Financial Accounting Standards Board No. 143, Accounting for Asset Retirement Obligations (FAS 143), and related FASB Staff Positions, and deals with obligations to perform asset retirement activities in which the timing and (or) method of settlement are conditional on a future event, such as legal requirements surrounding asbestos handling and disposal that are triggered by demolishing or renovating a facility. The new guidance requires entities to recognize liabilities for these obligations if the fair value of a conditional asset retirement obligation can be reasonably estimated. Upon adoption of FIN 47, the Company identified its conditional asset retirement obligations and determined that none had a material effect on its financial position or results of operations.
In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. The Company is currently evaluating the potential impact of adopting FAS 155; however, management does not expect FAS 155 will have a material effect on its financial position and results of operations upon final adoption.
In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal period beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. The Company is currently evaluating the potential impact of adopting FAS 156; however, management does not expect FAS 156 will have a material effect on its financial position and results of operations upon final adoption.
6. Other Income and Expenses, Net
Other income and expenses, net consisted of the following:

	(unaudited)
	Three months ended
	April 1,	April 2,
In million of U.S. dollars	2006	2005

Research and development funding	4	14
Start-up costs	(11)	(22)
Exchange gain, net	(5)	14
Patent litigation costs	(4)	(3)
Patent pre-litigation costs	(2)	(2)
Gain on sale of non-current assets	—	—
Other, net	(1)	(7)

Total	(19)	(6)

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.
7. Impairment, Restructuring Charges and Other Related Closure Costs
Since 2003, the Company has incurred restructuring charges related to the following restructuring plans: (i) the 150 mm restructuring plan started in 2003; (ii) the streamlining of certain activities decided in the first quarter of 2005 and (iii) the headcount reduction plan announced in the second quarter of 2005.
During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan includes the discontinuation of the 150 mm production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas.

Furthermore, the 150mm wafer fab productions in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The Company is expecting to incur the balance of the restructuring charges related to this manufacturing restructuring plan in the second half of 2006 and in early 2007.
In 2005, pursuant to its announcement of new restructuring initiatives aimed at improving its competitiveness and financial performance, the Company defined a plan of reorganization and optimization of its activities. These plans included workforce reductions primarily in Europe, which encouraged voluntary redundancy reductions where possible, and the consolidation of certain Electronics Wafer Sort (“EWS”) activities.
Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2006 and the same period of 2005 are summarized as follows:

				Total impairment,
			Other	restructuring
			related	charges and other
Three months ended		Restructuring	closure	related closure
April 1, 2006	Impairment	charges	costs	costs
150mm fab operations	—	1	5	6
2005 restructuring initiatives	—	6	1	7

Total	—	7	6	13

				Total impairment,
			Other	restructuring
			related	charges and other
Three months ended		Restructuring	closure	related closure
April 2, 2005	Impairment	charges	costs	costs

150mm fab operations	—	(2)	(4)	(6)
Intangible assets and investments	(63)	—	—	(63)
Other	—	(8)	(1)	(9)

Total	(63)	(10)	(5)	(78)

     Impairment charges
No impairment charges were recorded during the first quarter of 2006.
In January 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. This decision was intended to eliminate certain low volume, non-strategic product families whose returns in the current environment did not meet internal targets. The Company reports CPE business as part of the Access reporting unit included in the Application Specific Products Group (“ASG”) segment. Following the decision to discontinue a portion of this reporting unit, the Company, in compliance with FAS 142, Goodwill and Other Intangible Assets, reassessed the allocation of goodwill between the Access reporting unit and the business to be disposed of according to their relative fair values using market comparables. The reassessment confirmed the allocation of $39 million of goodwill allocated to the CPE business unit and $22 million of intangible assets without alternative use following the discontinuation of CPE product lines, which resulted in an impairment charge of $61 million in the first quarter of 2005.
Moreover, impairment charges of $2 million for technologies and other intangible assets were incurred pursuant to the decision of the Company to close a research and development design center in Karlsruhe (Germany) and the discontinuation of a development project in Singapore.
     Restructuring charges and other related closure costs
Provisions for restructuring charges and other related closure costs as at April 1, 2006 are summarized as follows:

						Total
				2005		restructuring &
				restructuring		other related
	150mm fab plan			initiatives	Other	closure costs
		Other related
	Restructuring	closure costs	Total

Provision as at December 31, 2005	13	—	13	27	1	41

Charges incurred in Q1 2006	1	5	6	7	—	13

Amounts paid	(2)	(4)	(6)	(17)	—	(23)

Currency translation effect	—	—	—	—	—	—

Provision as at April 1, 2006	12	1	13	17	1	31

     150mm fab operations:
The restructuring charges incurred in the first quarter 2006 primarily related to $1 million termination benefits and $5 million of transfer and other costs associated with the closure and transfers of production for the Agrate (Italy) and Rousset (France) sites.
Restructuring charges incurred in the first quarter of 2005 primarily related to $2 million in termination benefits for the sites of Agrate (Italy) and Rousset (France) and $4 million of other charges associated with the closure and transfers of production for the site in Rennes (France) for $3 million and Carrollton (USA) for $1 million.

     2005 restructuring plan:
In the first quarter of 2006, the Company recorded $7 million associated with its 2005 restructuring plan. These restructuring charges included $6 million voluntary termination benefits, mainly in France, and $1 million corresponding to restructuring charges related to EWS activities.
     Other:
There were no material charges for other restructuring plans made in the first quarter of 2006.
In 2005, pursuant to the decision of reducing its Access technology products for Customer Premises Equipment (“CPE”) modem products, the Company committed to an exit plan in Zaventem (Belgium) and accrued for $5 million of workforce termination benefits in the first quarter of 2005.
Moreover, in order to rationalize its research and development sites, the Company decided in 2005 to cease its activities in two locations, Karlsruhe (Germany) and Malvern (USA). The Company incurred in the first quarter of 2005 $3 million restructuring charges corresponding to unused lease and employee termination costs relating to the closure of these two sites.
In the first quarter of 2005, charges totaling $1 million were paid by the Company for voluntary termination benefits in France.
     Total impairment, restructuring charges and other related closure costs
In the first quarter of 2006, total amounts paid for restructuring and related closure costs amounted to $23 million.
     The 2003 restructuring plan and related manufacturing initiatives are expected to be largely completed during the second half of 2006 and in early 2007. Of the total $350 million expected pre-tax charges to be incurred under the plan, $300 million have been incurred as of April 1, 2006 ($6 million in 2006, $13 million in 2005, $76 million in 2004, and $205 million in 2003).
     The 2005 restructuring plan is expected to result in pre-tax charges between $175 million and $205 million, out of which $121 million have been incurred as of April 1, 2006 ($7 million in 2006 and $114 million in 2005). This plan is expected to be completed in the second half of 2006.

8. Interest income, net
Interest income, net consisted of the following:

	(unaudited)
	Three months ended
	April 1,	April 2,
In million of U.S dollars	2006	2005

Income	29	12
Expense	(7)	(5)

Total	22	7

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds.
9. Short term deposits and marketable securities
In the first quarter of 2006, the Company invested $903 million in short term deposits with a maturity between three months and one year. These deposits are held at various banks with a minimum rating of “A” or better. Interest on these deposits is paid at maturity with interest rates fixed at inception for the duration of the deposits. The principal will be repaid at final maturity.
The Company did not have any marketable securities as at April 1, 2006. As at April 2, 2005, the Company had marketable securities amounting to $525 million that consisted of credit-linked deposits issued by various primary banks.
10. Inventories, net
Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.
Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, orders’ backlog and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In million of U.S. dollars	As at April 1, 2006	As at December 31, 2005

Raw materials	64	60
Work-in-process	912	880
Finished products	503	471

Total	1,479	1,411

11. Investments and other non-current assets
Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In million of U.S. dollars	As at April 1, 2006	As at December 31, 2005

Equity-method investments	102	35
Cost Investments	37	36
Long-term receivables related to funding	31	33
Deposits and long-term receivables	48	46
Debt issuance costs, net	17	3

Total	235	153

Hynix ST Joint Venture
Pursuant to the joint-venture agreement signed in 2004 by the Company with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China, the Company made during the first quarter of 2006 $70 million in capital contributions to the joint venture for a total investment of $108 million as of April 1, 2006. As at April 2, 2005, the Company had not made any capital contributions to the joint venture. Under the agreement, Hynix Semiconductor Inc. will contribute $500 million for a 67% equity interest and the Company will contribute $250 million for a 33% equity interest. In addition, the Company committed to grant $250 million in long-term financing to the joint venture guaranteed by the subordinated collateral of the joint venture’s assets. As of April 1, 2006, the Company has not provided any debt financing to the joint venture under this commitment. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity and debt investment commitments.
The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company accounts for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture and recorded losses totaling $4 million in the first quarter of 2006 as “loss on equity investments”.

DNP Photomask Europe S.p.A
The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been registered so far. At April 1, 2006, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method.
The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE.

12. Long-term Debt
Long-term debt consisted of the following:

	(Unaudited)	(Audited)
In million of U.S dollars	As at April 1, 2006	As at December 31, 2005

Bank loans:
2.89% (weighted average), due 2006, floating interest rate at Libor + 0.30%	29	45
2.53% (weighted average), due 2007, fixed interest rate	93	120
4.83% (weighted average rate), due 2007, variable interest rate	34	36
5.08% due 2008, floating interest rate at Libor + 0.40%	25	25
5.14% due 2010, floating interest rate at Libor + 0.40%	30	25

Funding program loans:
5.35% (weighted average), due 2006, fixed interest rate	4	4
1.07% (weighted average), due 2009, fixed interest rate	74	72
3.12% (weighted average), due 2012, fixed interest rate	12	12
0.83% (weighted average), due 2017, fixed interest rate	49	47

Capital leases:
5.05%, due 2011, fixed interest rate	25	26

Senior Bonds
3.10%, due 2013, floating interest rate at EURIBOR + 0.40%	604	—

Convertible debt:
-0.50% convertible bonds due 2013	1,379	1,379
1.5% convertible bonds due 2016	976	—

Total long-term debt	3,334	1,791

Less current portion	1,509	1,522

Total long-term debt, less current portion	1,825	269

Pursuant to the terms of the convertible bonds due 2013, the Company may be required to purchase, at the option of the holder, the convertible bonds for cash on August 5, 2006 at a price of $985.09 per convertible bond, and/or August 5, 2008 and/or August 5, 2010 at a price of $975.28 and $965.56 per convertible bond, respectively. As a result of this cash option, the outstanding amount of 2013 Bonds totaling $1,379 million was classified in the consolidated balance sheet as “current portion of long-term debt” at April 1, 2006.
In February 2006, the Company issued $974 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction.
Subsequently, in March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company, may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.
13. Earnings per Share
Basic net earnings per share (“EPS”) is computed based on net income (loss) available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of convertible debt.

(In millions of U.S. dollars, except per share amounts):

	(unaudited)
	Three Months Ended
	April 1,	April 2,
	2006	2005

Basic EPS:

Net income (loss)	132	(31)
Weighted average shares outstanding	894,522,783	891,928,298
EPS (basic)	0.15	(0.03)

Diluted EPS:
Net income (loss)	132	(31)
Interest expense on convertible debt, net of tax	3	—
Net income (loss), adjusted	135	(31)

Weighted average shares outstanding	894,522,783	891,928,298
Dilutive effect of stock options	703,057	—
Dilutive effect of non-vested shares	1,959,048	—
Dilutive effect of convertible debt	58,955,902	—
Number of shares used in calculating EPS	956,140,790	891,928,298

EPS (diluted)	0.14	(0.03)

As of April 1, 2006, common shares issued were 908,025,619 shares of which 13,400,000 shares were owned by the Company as treasury stock.
As of April 1, 2006, there were outstanding stock options exercisable into the equivalent of 59,821,768 common shares. There was also the equivalent of 83,877,341 common shares outstanding for convertible debt, out of which 41,880,101 for the 2013 bonds and 41,997,240 for the 2016 bonds. None of these bonds have been converted to shares during the first quarter of 2006.
For the three months ended April 2, 2005, there was no dilutive effect of stock options and of convertible debt as the Company incurred a net loss.
14. Fair value of stock-based compensation
At April 1, 2006 and April 2, 2005, the Company had five stock-based employee and Supervisory Board compensation plans as well as an employee share purchase plan which are described in detail in Note 2.20(e) of the consolidated financial statements located at Item 18 of the Form 20-F.
The Company decided in July 2005 to accelerate the vesting period of all outstanding unvested stock options. No outstanding unvested stock award existed at the adoption date of FAS123R in the fourth quarter of 2005. Therefore, the unvested option information below is given only for the first quarter of 2005.
As of April 2, 2005, before the adoption of FAS 123R, the Company applied the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost was reflected in net income, as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant.

The following tabular presentation provides pro forma information on net income and earnings per share required to be disclosed as if the Company had applied the fair value recognition provisions prescribed by Statement of Financial Accounting Standards Board No. 123 Accounting for Stock-Based Compensation (“FAS 123”).

	(unaudited)	(unaudited)
	Three months ended	Three months ended
	April 1, 2006	April 2, 2005

Net income (loss), as reported	132	(31)
Of which compensation expense on nonvested shares, net of tax effect	(3)	—
Deduct:
Total stock-based employee compensation expense determined under FAS 123, net of related tax effects	—	(36)

Net income (loss) , pro forma	132	(67)
Earnings (loss) per share:
Basic, as reported	0.15	(0.03)
Basic, pro forma	0.15	(0.07)
Diluted, as reported	0.14	(0.03)
Diluted, pro forma	0.14	(0.07)
The fair value of the Company’s stock options was estimated under FAS 123 using a Black-Scholes option-pricing model. Forfeitures of options were reflected in the pro forma charge as they occur. For those stock option plans with graded vesting periods, the Company had determined the historical exercise activity for such plans actually reflected that employees exercised the option after the close of the graded vesting period. Therefore, the Company recognized the estimated pro forma charge for stock option plans with graded vesting periods on a straight-line basis.
The fair value of stock option under FAS 123 provisions was estimated using the following weighted-average assumptions:

	Three months ended	Three months
	April 1, 2006	ended April 2, 2005

Expected life (years)	—	6
Volatility	—	52.9%
Risk-free interest rate	—	3.84%
Dividend yield	—	0.69%
The weighted average fair value of options granted in the first quarter of 2005 was $8.60.
15. Retirement plans
The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

The components of the net periodic benefit cost include the following:

	(Unaudited)
	Three Months ended
In millions of U.S. dollars	April 1, 2006	April 2, 2005

Service cost	4	5
Interest cost	4	4
Expected return on plan assets	(3)	(3)
Amortization of net (gain) and loss	1	1
Amortization of unrecognized transition obligation	0	(4)

Net periodic benefit cost	6	3

Employer contributions paid and expected to be paid in 2006 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2005.
16. Dividends
Upon the proposal of the Company’s Management Board, the Supervisory Board decided in January 2006 to recommend for the 2006 Annual General Meeting of shareholders (“AGM”) the distribution of a cash dividend of $0.12 per share.
At the Annual General Meeting of Shareholders on March 18, 2005, shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of approximately $107 million was paid in the second quarter of 2005.
17. Treasury Stock
In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2006 and 2005.
Treasury shares of 4,100,000 have been designated to be used for the Company’s share based remuneration programs on non-vested shares as decided in 2005. As of April 1, 2006, none of the common shares repurchased had been transferred to employees under the Company’s share based remuneration programs.
18. Contingencies
The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company not covered by insurance, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company received a tax assessment from the United States tax authorities, which is currently under an appeals process. The Company is confident that it can favorably respond to the claim and intends to vigorously defend its position. The Company believes that adequate provisions exist to cover any potential losses associated with the claim.
19. Claims and Legal proceedings
The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.
The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties and tax disputes. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera, Inc. Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company does not believe that the SanDisk litigation and Tessera litigation will result in a probable loss.

20. Segment Reporting
The Company operates in two business areas: Semiconductors and Subsystems.
In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smart card products through its divisions, which include the production and sale of both silicon chips and Smart cards.
The Company reports its semiconductor sales and operating income in three segments:
•	Application Specific Product Group (“ASG”) segment, comprised of three product lines – Home, Personal and Communication Sector (“HPC”), Computer Peripherals Group (“CPG”) and new Automotive Product Group (“APG”);

•	Memory Products Group (“MPG”) segment; and

•	Micro, Power, Analog (“MPA”), previously known as Micro, Linear and Discrete (“MLD”) segment, has been subsequently renamed with no substantial change in its perimeter or organisation.
The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.
In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).
The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, the Company allocated the start-up costs to expand its marketing and design presence in new developing areas to each Group, and the Company restated prior year results accordingly.

	Three Months Ended
	April 1,	April 2,
	2006	2005
	(unaudited, in $ million)
Net revenues by product segment:
Application Specific Product Group segment	1,317	1,188
Micro, Power, Analog segment	491	457
Memory Product Group segment	539	421
Others(1)	17	17

Total consolidated net revenues	2,364	2,083

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

	Three Months Ended
	April 1,	April 2,
	2006	2005
	(unaudited, in $ million)
Operating income (loss) by product segment:
Application Specific Product Group segment	95	65
Micro, Power, Analog segment	64	71
Memory Product Group segment	1	(62)

Total operating income of product segments	160	74
Others(1)	(20)	(142)

Total consolidated operating income (loss)	140	(68)

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category in prior period reports have been reclassified accordingly in the above table.

	Three Months Ended
	April 1,	April 2,
	2006	2005
	(unaudited, in $ million)
Reconciliation to consolidated operating income:
Total operating income of product segments	160	74
Strategic and other research and development programs	(5)	(14)
Start-up costs	(11)	(22)
Impairment, restructuring charges and other related closure costs	(13)	(78)
One-time compensation and special contributions(1)	—	(22)
Other non-allocated provisions(2)	9	(6)
Total operating loss Others(3)	(20)	(142)

Total consolidated operating income (loss)	140	(68)

(1)	In the first quarter of 2005, the total charge for one-time compensation and special contributions to the Company’s former CEO and other executives was $24 million, of which $2 million was allocated to product segments. The remaining $22 million was not allocated to product segments.

(2)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs.

(3)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 11, 2006	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board
Enclosure: STMicroelectronics N.V.’s First Quarter 2006:
•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes; and

•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.